Filed by Evernorth Holdings Inc.

pursuant to Rule 425 of the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Subject Company: Evernorth Holdings Inc.

Commission File Number of Subject Company: 132-02881

As previously disclosed, on October 19, 2025, Armada Acquisition Corp. II, a Cayman Islands exempted company (“SPAC”), entered into a Business Combination Agreement, dated as of October 19, 2025 (the “Business Combination Agreement”), with Evernorth Holdings Inc., a Nevada corporation (“Pubco”), Pathfinder Digital Assets LLC, a Delaware limited liability company (the “Company”), Evernorth Corporate Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of Pubco, Evernorth Company Merger Sub LLC, a Delaware limited liability company and wholly owned subsidiary of Pubco, and Ripple Labs Inc., a Delaware corporation.

The following article and transcript were made available for a podcast that was published by news outlet “SPAC Insider” on January 22, 2026:

Asheesh Birla, CEO of Evernorth, on Building an XRP-Focused Crypto Treasury

This week, we speak with Asheesh Birla, CEO of Evernorth. Evernorth is a crypto treasury focused on XRP, a cryptocurrency that is used in decentralized financial structures and payments. It aims to power that endeavor through its business combination with Armada Acquisition Corp. II (NASDAQ:XRPN), announced in October.

Crypto treasury deals were one of the major themes of 2025 SPAC dealflow, but they are far from being all the same.  Asheesh explains how the company plans to leverage its XRP holdings to generate yield over the long term and how XRP’s unique appeal in international markets presents a fresh opportunity for the crypto treasury model.

Nick Clayton:

Hello and welcome to another SPAC Insider Podcast. We bring an EBITDA-to-IPO lens by interviewing the targets of SPAC transactions and their SPAC partners.

I’m Nick Clayton, and this week I speak with Asheesh Birla, CEO of Evernorth. Evernorth is a crypto treasury strategy company focused on XRP, a cryptocurrency designed to decentralize financial infrastructure and payments. The company aims to power that strategy through its business combination with Armada Acquisition Corp II, announced in October.

Asheesh explains how Evernorth plans to leverage its XRP holdings to generate yield over the long term, and how XRP’s unique appeal in international markets presents a fresh opportunity for the crypto treasury model. Take a listen.

Nick Clayton:

Asheesh, competitors are increasingly familiar with crypto treasury strategies, starting with MicroStrategy and now a new wave coming via SPAC vehicles. What’s the short version of what makes Evernorth—and its currency of choice, XRP—different?

Asheesh Birla:

Thank you for having me on, Nick. It’s a pleasure to talk about the Evernorth story.

In terms of what makes this unique, as of today, there isn’t a digital asset treasury of significance built around XRP, and we saw that as a market opportunity. I personally think all of the top five digital assets will have a treasury alongside them over time, and I’m hoping this XRP treasury remains the leading one.

Why do we need a treasury? I think crypto is emerging into what I call the institutional future of finance. In the U.S., people call that DeFi, but you can think of it more broadly as traditional financial activities—lending, payments, settlement—having crypto-native equivalents.

A lot of products have been developed over the last few years, and the regulatory landscape has been getting clearer. We can talk about that later. But capital still needs a simple, institutional way to enter that ecosystem. That’s where I see Evernorth heading: bringing institutional capital into the DeFi ecosystem.

We’re different from treasury strategies that are primarily buy-and-hold or levered exposure. A large part of what we do is helping build the DeFi ecosystem and then deploying institutional capital to earn yield within it.

Nick Clayton:

How is XRP’s supply situation different from other cryptocurrencies, and what advantages does it have for transactions?

Asheesh Birla:

That’s a great question. XRP is a pre-mined digital asset. One hundred billion XRP were created at inception, and that number will never change. A significant portion is held in escrow by Ripple.

What makes XRP unique is that, back in 2012, the creators envisioned a blockchain specifically built for payments and financial use cases. Bitcoin is a strong store of value, but it’s slow and expensive for payments. Ethereum is like a global computer that can do many things.

In my opinion, blockchains that are purpose-built for a specific use case tend to win. XRP was built for payments and financial infrastructure, with native features that differentiate it from other blockchains. That vision from 2012 is becoming mainstream today, especially as more purpose-built blockchains enter the market.

Nick Clayton:

This deal also includes participation from Ripple and other strategic investors. Why is Ripple’s involvement important?

Asheesh Birla:

We’re fortunate to have strong supporters, including Ripple, SBI Holdings in Japan, Arrington Capital, Pantera, and others.

Ripple is a strategic investor and a major holder of XRP. They’re also one of the ecosystem developers, particularly in the DeFi movement on the XRP Ledger. Working closely with Ripple’s development team and other builders helps ensure the right features are developed across the ecosystem.

Both Ripple and Evernorth see ourselves as long-term stewards of the XRP ecosystem. I’m very excited about the DeFi infrastructure being built on the XRP Ledger by Ripple and others.

Nick Clayton:

How does Evernorth plan to generate yield from its treasury?

Asheesh Birla:

Yield will come from a few different areas. On the traditional finance side, that includes lending and basis trades around XRP options. That market is emerging, and we’re excited to participate as it grows.

On the DeFi side, which is where I get most excited, things are still early. But I believe that over time, anything happening in traditional finance will have an on-chain equivalent. It will be more efficient and remove middlemen.

That efficiency creates opportunity. Our role is to help foster that ecosystem and bring institutional capital into it when products mature and it’s appropriate to do so.

Nick Clayton:

Beyond the trust funds from Armada II and strategic investments, what other financing mechanisms might you use before close and beyond?

Asheesh Birla:

A portion of the treasury received in U.S. dollars was deployed into XRP. After the de-SPAC and once we’re listed on NASDAQ, we’ll look at additional opportunities to accumulate XRP.

Capital markets are very efficient, and there are many strategies available—some immediately, some over time. We’ll evaluate a wide range of products to potentially bring more capital into Evernorth, and I’m excited about those opportunities.

Nick Clayton:

We’ve seen other treasury strategies diversify into consumer services or multiple assets. Evernorth is taking a more focused approach. Why?

Asheesh Birla:

There are many ways to get exposure to XRP. What’s different is that there’s a growing DeFi ecosystem on top of XRP, and Evernorth is uniquely positioned to foster that ecosystem and bring institutional capital into it.

I’ve been involved in crypto for over a decade, primarily as a product leader. Our entire team is purpose-built to execute on this vision. We’re excited to plug into the DeFi ecosystem on the XRP Ledger and help it grow.

Nick Clayton:

What opportunities do you see for leveraging XRP’s popularity internationally?

Asheesh Birla:

We’re focused on expansion into Korea and Japan. XRP is the second most traded digital asset in both markets, behind Bitcoin.

Having SBI, one of the largest financial institutions in the region, as a backer is extremely helpful. Local partnerships matter, especially in Japan, where I’ve done business before. We’re looking at how to leverage on-the-ground resources to expand Evernorth in those markets.

Nick Clayton:

How are you viewing the current regulatory environment?

Asheesh Birla:

The United States tends to set the tone globally. The passage of the GENIUS Act and progress on the Clarity Act are encouraging, especially for stablecoins and market structure.

You’re also seeing similar developments in Korea and continued progress in Japan. Once the Clarity Act passes in the U.S., I expect other jurisdictions to accelerate their efforts as well. No country wants to be left behind in the future of finance.

Nick Clayton:

Why was a SPAC the right path to go public?

Asheesh Birla:

We evaluated several options. Reverse mergers can be faster, but they come with risks. We’re long-term builders, and we wanted a cleaner structure.

A SPAC is a good middle ground—more robust than an RTO and faster than a traditional IPO. It made sense for us, and we’re excited to complete the transaction and list on NASDAQ.

Nick Clayton:

How do you think about XRP price volatility and timing?

Asheesh Birla:

I take a long-term view. Crypto is volatile, and that’s part of the journey. I’ve been in the space for over ten years, including several years at Ripple building products and ecosystem infrastructure.

I believe in the future of decentralized finance. Stablecoins, regulatory momentum, and institutional adoption all point to long-term progress, regardless of short-term price movements.

Nick Clayton:

What are you most excited about in the coming months?

Asheesh Birla:

I recently spent time in Korea, and the excitement around digital assets and development on the XRP Ledger was incredible. Discovering new partners and collaborations internationally is very exciting.

We’re committed to working with developers to make XRP the platform of choice for institutional DeFi. That’s what excites me most about what’s ahead.

Additional Information and Where to Find It

SPAC and Pubco intend to file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (as may be amended, the “Registration Statement”), which will include a preliminary proxy statement of SPAC and a prospectus of Pubco (the “Proxy Statement/Prospectus”) in connection with the proposed business combination (the “Business Combination”) including certain private placements of securities and the other transactions contemplated by the Business Combination Agreement and/or as described in this communication (together with the Business Combination, the “Proposed Transactions”). The definitive proxy statement and other relevant documents will be mailed to shareholders of SPAC as of the record date to be established for voting on the Business Combination and other matters as described in the Proxy Statement/Prospectus. SPAC and/or Pubco will also file other documents regarding the Proposed Transactions with the SEC. This communication does not contain all of the information that should be considered concerning the Proposed Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SHAREHOLDERS OF SPAC AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH SPAC’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE PROPOSED TRANSACTIONS AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT SPAC, COMPANY, PUBCO AND THE PROPOSED TRANSACTIONS. Investors and security holders will also be able to obtain copies of the Registration Statement and the Proxy Statement/Prospectus and all other documents filed or TO be filed with the SEC by SPAC and Pubco, without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to: Armada Acquisition Corp. II, 382 NE 191st St., Suite 52895, Miami, Florida 33179-3899; email: finance@arringtoncapital.com, or to: Evernorth Holdings Inc., 600 Battery St., San Francisco, California 94111, email: finance@evernorth.xyz.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE PROPOSED TRANSACTIONS DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS REPORT. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

The securities to be issued by Pubco and the units to be issued by the Company, in each case, in connection with the Proposed Transactions, have not been registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

Participants in the Solicitation

SPAC, Pubco, Company and their respective directors and executive officers may be deemed under SEC rules to be participants in the solicitation of proxies from SPAC’s shareholders in connection with the Business Combination. A list of the names of such directors and executive officers, and information regarding their interests in the Business Combination and their ownership of SPAC’s securities is, or will be, contained in SPAC’s filings with the SEC. Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies from SPAC’s shareholders in connection with the Business Combination, including the names and interests of Company and Pubco’s directors and executive officers, will be set forth in the Proxy Statement/Prospectus, which is expected to be filed by SPAC and Pubco with the SEC. Investors and security holders may obtain free copies of these documents as described above.

No Offer or Solicitation

This communication is for informational purposes only and is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transactions and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange the securities of SPAC, the Company or Pubco, or any commodity or instrument or related derivative, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the Proposed Transactions and the parties thereto. All statements contained in this communication other than statements of historical fact, including, without limitation, statements regarding the Business Combination between SPAC and Pubco; the anticipated benefits and timing of the transaction; expected trading of the combined company’s securities on Nasdaq; the completion of investments from certain institutional investors; the expected amount of gross proceeds from the Private Placement Transactions; the anticipated use of proceeds from such Private Placement Transactions; the building of the world’s leading institutional XRP treasury; the amount of XRP expected to be held by the combined company; the combined company’s future financial performance, the ability of the combined company to execute its business strategy, its market opportunity and positioning; expectations regarding institutional and retail adoption of XRP and participation in DeFi yield strategies; the combined company’s contributions to the growth and maturity of the ecosystem, using an approach designed to generate returns for shareholders, supporting XRP’s utility and adoption, alignment with the growth of the XRP ecosystem, and becoming the leading institutional vehicle for XRP; management ensuring operational independence, taking XRP’s presence in capital markets to the next level, and other statements regarding management’s intentions, beliefs, or expectations with respect to the combined company’s future performance, are forward-looking statements.

Forward-looking statements are often identified by the use of words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would,” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking.

These forward-looking statements are based on the current expectations and assumptions of SPAC and Pubco and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could delay or prevent the consummation of the proposed Business Combination; (2) the outcome of any legal proceedings that may be instituted against SPAC, Pubco, the combined company, or others following the announcement of the Proposed Transactions; (3) the inability to complete the Business Combination due to failure to obtain shareholder approval or satisfy other closing conditions; (4) the inability to complete the Private Placement Transactions, (5) changes to the structure, timing, or terms of the Proposed Transactions; (6) the inability of the combined company to meet applicable listing standards or to maintain the listing of its securities following the closing of the Business Combination; (7) the risk that the announcement and consummation of the transaction disrupts current plans and operations; (8) the inability to recognize the anticipated benefits of the Business Combination, including the ability to build and manage an institutional XRP treasury, execute DeFi yield strategies, and drive institutional adoption of XRP; (9) changes in market, regulatory, political, and economic conditions affecting digital assets generally or XRP specifically; (10) the costs related to the Proposed Transactions and those arising as a result of becoming a public company; (11) the level of redemptions of SPAC’s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of securities of SPAC or of Pubco; (12) the volatility of the price of XRP and other digital assets, the correlation between XRP’s price and the value of Pubco’s securities, and the risk that the price of XRP may decrease between the signing of the definitive documents for the Proposed Transactions and the closing of the Proposed Transactions or at any time after the closing of the Proposed Transactions; (13) risks related to increased competition in the industries in which Pubco will operate; (14) risks related to changes in U.S. or foreign laws and regulations applicable to digital assets or securities; (15) the possibility that the combined company may be adversely affected by competitive factors, investor sentiment, or other macroeconomic conditions; (16) the risk of being considered to be a “shell company” by any stock exchange on which the Pubco securities will be listed or by the SEC, which may impact the ability to list Pubco’s securities and restrict reliance on certain rules or forms in connection with the offering, sale or resale of securities; (17) the outcome of any potential legal proceedings that may be instituted against the Company, SPAC, Pubco or others following announcement of the Business Combination; and (18) other risks detailed from time to time in SPAC’s filings with the SEC, including the Registration Statement and related documents filed or to be filed in connection with the Business Combination.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the final prospectus of SPAC dated May 20, 2025 and filed by SPAC with the SEC on May 21, 2025, SPAC’s Quarterly Report on Form 10-Q filed with the SEC on August 11, 2025, and the Registration Statement and Proxy Statement/Prospectus that will be filed by Pubco and SPAC, and other documents filed by SPAC and Pubco from time to time with the SEC, as well as the list of risk factors included herein. These filings do or will identify and address other important risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. Additional risks and uncertainties not currently known or that are currently deemed immaterial may also cause actual results to differ materially from those expressed or implied by such forward-looking statements. Readers are cautioned not to put undue reliance on forward-looking statements, and none of the parties or any of their representatives assumes any obligation and do not intend to update or revise these forward-looking statements, each of which is made only as of the date of this communication.